UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

GENTERRA INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release February 28, 2007
2.	Consolidated unaudited Financial Statements - December 31, 2006
3.	Managements's Discussion and Analysis of Financial Condition and Results of Operations -
4.	CEO Certification
5.	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      GENTERRA INC.

Date: March 7, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

GENTERRA INC.

PRESS RELEASE

Toronto, Ontario - February 28, 2007 - Genterra Inc. (TSX Venture - “GIC.A” - Class A)

Genterra Inc. reports first quarter financial results

Revenues for the three month period ended December 31, 2006 increased to $901,616 from $833,661 in the comparable 2005 period. Net Earnings for the period were $198,285 compared to $138,434 in the comparable 2005 period. Earnings per share for the period was $0.010 compared with $0.006 in the comparable 2005 period.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management’s current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT 2
GENTERRA INC.
CONSOLIDATED BALANCE SHEET

		(Unaudited)
	December 31		September 30
	2006		2006
A S S E T S
CURRENT
Cash and cash equivalents	$7,077,291		$5,502,555
Marketable securities	1,102,303		1,051,911
Accounts receivable	292,402		496,775
Prepaid expenses and deposits	54,661		176,574
Current portion of note and mortgages receivable	-		1,620,707
	8,526,657		8,848,522

NOTE AND MORTGAGES RECEIVABLE	249,000		249,000

INVESTMENTS	1,824,700		1,646,639

RENTAL REAL ESTATE PROPERTIES	11,500,800		11,644,368

FUTURE INCOME TAXES	204,930		169,542

	$22,306,087		$22,558,071

L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities	$358,214		$522,775
Income taxes payable	68,469		476,572
Current portion of long-term debt	481,576		475,569
Future income taxes	42,536		26,887
	950,795		1,501,803

LONG-TERM DEBT	3,882,314		4,004,987

FUTURE INCOME TAXES	1,177,267		1,146,381

	6,010,376		6,653,171

S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK	13,133,945		13,133,945

RETAINED EARNINGS	2,976,290		2,770,955

ACCUMULATED OTHER COMPREHENSIVE INCOME	185,476		-
	16,295,711		15,904,900

	$22,306,087		$22,558,071

GENTERRA INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
THREE MONTHS ENDED DECEMBER 31, 2006

		(Unaudited)

	2006		2005

Balance, beginning of period as previously stated	$2,770,955		$1,885,842

Unrealized gain on marketable securities, net of tax	7,050		-

Balance, beginning of period as restated	2,778,005		1,885,842

Net earnings for the period	198,285		138,434

Balance, end of period	$2,976,290		$2,024,276

CONSOLIDATED STATEMENT OF
ACCUMULATED OTHER COMPREHENSIVE INCOME

THREE MONTHS ENDED DECEMBER 31, 2006

		(Unaudited)

	2006		2005

Balance, beginning of period as previously stated	$-		$-

Unrealized loss on investments, net of tax	(61,749)		-

Balance, beginning of period as restated	(61,749)		-

Unrealized gain on investments, net of tax	247,225		-

Balance, end of period	$185,476		$-

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below. These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended September 30, 2006.

The Company adopted CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, and Section 3861, “Financial Instruments - Disclosure and Presentation” on October 1, 2006. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed.

The Company adopted CICA Handbook Section 1530, “Comprehensive Income” on October 1, 2006. Section 1530 was issued in January 2005 to introduce new standards for reporting and presenting Comprehensive Income. Comprehensive Income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity prior periods to be restated for certain comprehensive income items.

The Company adopted CICA issued Handbook Section 3251, “Equity” on October 1, 2006. Section 3251 establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income.

GENTERRA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31, 2006

		(Unaudited)

	2006		2005

REVENUE
Rent	$779,935		$767,462
Investment income	121,681		66,199
	901,616		833,661

EXPENSES
Administrative and general	89,288		91,401
Rental real estate property operating expenses	292,403		308,558
	381,691		399,959

Earnings before the following	519,925		433,702

Amortization	143,568		155,078
Interest on long-term debt	60,254		65,950
	203,822		221,028

Earnings before income taxes	316,103		212,674

Income taxes	117,818		74,240

NET EARNINGS FOR THE PERIOD	$198,285		$138,434

EARNINGS PER SHARE

Basic and fully diluted	$0.010		$0.006

Weighted average number of shares

Basic and fully diluted	18,793,385		18,793,385

GENTERRA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED DECEMBER 31, 2006

		(Unaudited)

	2006		2005

OPERATING ACTIVITIES
Net earnings for the period	$198,285		$138,434
Unrealized gain on marketable securities	(126,455)		-
Amortization	143,568		155,078
Future income taxes	14,582		(10,835)
	229,980		282,677
Change in non-cash components of working capital
Accounts receivable	204,373		(13,630)
Prepaid expenses and deposits	121,913		109,756
Accounts payable and accrued liabilities	(164,561)		103,045
Income taxes payable	(408,103)		68,224
	(16,398)		550,072

FINANCING ACTIVITIES
Repayment of long-term debt	(116,666)		(111,006)

INVESTING ACTIVITIES
Change in marketable securities	87,093		(5,906)
Decrease in investment in note and mortgages receivable	1,620,707		250,000
Expenditures on rental real estate properties	-		(57,200)
	1,707,800		186,894

CHANGE IN CASH AND CASH EQUIVALENTS	1,574,736		625,960

Cash and cash equivalents, beginning of period	5,502,555		4,373,641

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,077,291		$4,999,601

Supplementary cash flow information:

Income taxes paid	$516,550		$22,525
Interest paid	$60,901		$66,494

The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in the United States.

Segmented information (expressed in thousands of dollars)
Three Months ended December 31
	2006		2005

Total assets Canada	$20,481		$20,140
United States	1,825		1,647
	$22,306		$21,787

EXHIBIT 3.

GENTERRA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2006

The following management’s discussion and analysis (“MD&A”) provides a review of the financial condition and results of operations of Genterra Inc. (“the Company”) for the three month period ended December 31, 2006. This MD&A should be read in conjunction with the Company’s December 31, 2006 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresee”, “estimates” or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations.

The Company's working capital amounted to $7,575,862 at December 31, 2006, compared to $7,346,719 at September 30, 2006. The ratio of current assets to current liabilities was 8.97:1 at December 31, 2006 and 5.89:1 at September 30, 2006. The increase in working capital is primarily due to the cash generated from operations during the period. The working capital ratio was positively impacted by the reduction in income taxes payable and trade accounts payable during the period.

During the three month period ended December 31, 2006, the Company’s cash position increased by $1,574,736 to $7,077,291. The change was due to the net result of the following increases and utilizations:

- - Operating Activities decreased cash by $16,398. This was as a result of $229,980 in cash generated from operations offset by $246,378 of cash utilized in the changes in non-cash components of working capital.

- - Financing Activities utilized $116,666 in cash to make scheduled repayments on mortgage obligations.

- - Investing Activities increased cash by $1,707,800. During the period, the Company realized $1,620,707 in cash as a result of the repayment of mortgages receivable and $87,093 in cash from its holdings in marketable securities.

The Company anticipates that it will require approximately $2,400,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. The Company also has scheduled long-term debt repayments of approximately $482,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

RESULTS OF OPERATIONS

The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters

	2007	2006				2005
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Revenue	$901	$993	$859	$878	$834	$758	$774	$811
Net earnings	198	489	113	145	138	768	96	120
Earnings per share
Basic and Fully
Diluted	$0.010	$0.022	$0.005	$0.007	$0.006	$0.040	$0.004	$0.005

Periods ended December 31, 2006 and 2005

The following table sets forth items derived from the consolidated statements of operations for the three month periods ended December 31, 2006 and 2005.

	Three Months Ended December 31 (Unaudited)
	2006	2005
Revenue	$901,616	$833,661
Administrative expenses	(89,288)	(91,401)
Rental real estate operating expenses	(292,403)	(308,558)
Other expenses	(203,822)	(221,028)
Earnings before income taxes	316,103	212,674
Income taxes	(117,818)	(74,240)
Net earnings	$198,285	$138,434

Revenue. Rental revenue for the first quarter ended December 31, 2006 was $779,935, an increase of $12,473 as compared to $767,462 for the comparable 2005 period. The increase in rental revenue compared to the 2005 period was attributable to rental rate increases. Investment income for the three months ended December 31, 2006 was $121,681 as compared to $66,199 for the comparable 2005 period. The increase in investment income is due to the increase in the cash and marketable securities and the results achieved from the investment portfolio.

Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended December 31, 2006 were $89,288 as compared to $91,401 for the comparable 2005 period. Administrative expenses for the 2006 period include a favourable foreign exchange adjustment of approximately $50,000 on the Company’s US cash balances. This was offset by increased costs associated with public company regulatory compliance requirements.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three months ended December 31, 2006 were $292,403 as compared to $308,558 for the comparable 2005 period. The decrease in rental real estate operating expenses was primarily due to the 2005 inclusion of the cost of roof repairs at one of the Company’s rental properties.

Other Expenses. The Company incurred interest expense of $60,254 and $65,950 for the first quarter of fiscal 2007 and 2006 respectively. Amortization for the three months ended December 31, 2006 and 2005 were $143,568 and $155,078 respectively.

Income Tax Provision. During the three month periods ended December 31, 2006 and 2005 the Company recorded income taxes of $117,818 and $74,240 respectively. The effective tax rates were 37.3% and 34.9% for the three month periods ended December 31, 2006 and 2005 respectively. The difference between the Company’s statutory tax rate and its effective tax rate is due to permanent differences.

Net Earnings. The Company reported net earnings of $198,285 for the three months ended December 31, 2006 compared with net earnings of $138,434 for the comparable 2005 period. The increase in net earnings results primarily from the increased performance of the Company’s investment portfolio.

Inflation. Inflation has not had a material impact on the results of the Company’s operations during the periods under review and it is not anticipated to materially impact the Company’s operations during the current fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the three month period ended December 31, 2006 are summarized as follows:

•
The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $231,586 pertaining to this lease for the period from October 1, 2006 to December 31, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

•
The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $103,350 pertaining to this lease for the period from October 1, 2006 to December 31, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

•
The Company and Cambridge have commenced discussions relating to a renewal of the lease in respect of the Dobbie Drive, Cambridge, Ontario Property and the rental rate on the Glendale Avenue North, Hamilton, Ontario Property. Any renewal will be based upon market rates which are currently lower than the existing lease rates. There can be no assurance that the Company will be able to achieve a renewal of these leases.

•
The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. (“Distinctive”). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $78,502 pertaining to this lease for the period from October 1, 2006 to December 31, 2006. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or controls approximately 50.3% of Distinctive and 21.6% of the Company.

•
The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $59,603 pertaining to this lease for the period from October 1, 2006 to December 31, 2006. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the three month period ended December 31, 2006 the Company received $6,376 of interest on this loan. As of the date hereof, Fitcity owes an aggregate amount of $342,658 of secured debt under this facility. In 2005 the Company and Fitcity agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity’s annual free cash flow beginning with its 2006/2007 fiscal year. As part of this agreement, Fitcity provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Since the inception thereof, Fitcity has repaid the Company $53,019 of this debt. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.

•	Management Contracts

During the three month period ended December 31, 2006, Forum Financial Corporation (“Forum”) provided administrative services to the Company for fees of $50,000. The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services. Forum also assists in the decision making process relating to the Company’s various investment interests. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

During the three month period ended December 31, 2006, First Ontario Investments Inc. (“FirstOnt”) provided property management services to the Company for fees of $27,500. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

During the three month period ended December 31, 2006 consulting services were provided to the Company by Mark I. Litwin for fees of $9,000. Mark I. Litwin is president of the Company.

SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at February 27, 2007:
                                                                                                                                                                Authorized                                         Issued
Class A shares
- subordinate voting, participating, $0.005 non-cumulative priority dividend            Unlimited                                        18,309,373

Class B shares
- multiple voting (8 votes each), participating                                                                  Unlimited                                             484,012
(each share is convertible into 1 Class A share)

Special shares
- voting, non-participating, redeemable                                                                            Unlimited                                                          -

Class C preferred shares, Series 1
- non-voting, non-participating, $0.026 non-cumulative, redeemable                          Unlimited                                           1,704,115

Class D preferred shares, issuable in series:

Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable          Unlimited                                           2,475,009

Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable          Unlimited                                              810,059

Class E preferred shares
- non-voting, non-participating, $0.14 cumulative, redeemable                                     Unlimited                                              115,258

Class F preferred shares, Series 1
- non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible          Unlimited                                              632,493
(each 98 Class F preferred shares are convertible into either 1 Class A share and
1 Class B or 2 Class A shares)

Preference shares, Series 1
- non-voting, non-participating, redeemable, $0.0084 cumulative                                 Unlimited                                           1,935,256

RISKS AND UNCERTAINTIES

THE COMPANY’S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

A. REAL PROPERTY INVESTMENT

All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company’s ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.

B. LARGE SINGLE PURPOSE TENANTS AND CREDIT CONCENTRATION

The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to Cambridge, together account for 27% and 43% of the Company’s assets and rental revenue, respectively, as at December 31, 2006, and therefore constitute a significant credit concentration. In the event that the Company was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and the Company is not successful in replacing it with a similar tenant, this could have a significant negative financial impact on the Company. In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor.

The Company and Cambridge have commenced discussions relating to a renewal of the lease in respect of the Dobbie Drive, Cambridge, Ontario Property and the rental rate on the Glendale Avenue North, Hamilton, Ontario Property. There can be no assurance that the Company will be able to achieve a renewal of these leases. In addition, any renewal will be based upon market rates which are currently lower than the existing lease rates.

C. THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company’s tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale.

D. LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

The relocation by an existing tenant could adversely affect the Company’s ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 69% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.

E.	THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.

F. GENERAL UNINSURED LOSSES

The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in and anticipated profits and cash flows from one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.

G. ENVIRONMENTAL LEGISLATION AND CONTAMINATION

Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. The Company’s tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company’s properties could be considered a risk. The failure by the Company to effect any necessary remedial work may adversely affect the Company’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the Company. Accordingly, the Company has introduced an environmental maintenance program to oversee the Company’s compliance with Ministry of the Environment guidelines.

INTEREST RATE RISK

The primary objective of our investment activities is to preserve capital while, at the same time, maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The Canadian Institute of Chartered Accountants (“CICA”) has amended Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and subsequently issued Section 3861 “Financial Instruments - Disclosure and Presentations”. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These Sections apply to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing October 1, 2006.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing October 1, 2006.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing October 1, 2006.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company has adopted these recommendations commencing October 1, 2006.

To the extent applicable, the adoption of these accounting policies have been reflected in the Company’s unaudited interim consolidated financial statements for the three month period ended December 31, 2006.

OUTLOOK

Subsequent to the three month period ended December 31, 2006 the Company sold the balance of its investment in Synergx Systems Inc. in a private sale transaction. The sale was completed at a price of US$2.75 per share and the Company realized an after tax gain of approximately $1 million. The Company has invested the proceeds in short-term investments.

The Company’s income producing real estate enjoys full occupancy. Management continues to analyze other potential real estate investments in order to deploy available resources to expand its portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will also deploy resources into other investment areas in order to increase the Company's cash flow from operations.

ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.

GENERAL

Except where otherwise indicated, information contained herein is given as of February 27, 2007.

EXHIBIT 4.

FORM 52-109F2

Certification of Interim Filings
GENTERRA INC.

I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. (the “issuer”) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: February 28, 2007.

“Signed”

Mark I. Litwin
Chief Executive Officer
Genterra Inc.

EXHIBIT 5.

FORM 52-109F2

Certification of Interim Filings
GENTERRA INC.

I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. (the “issuer”) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: February 28, 2007.

“Signed”

Stan Abramowitz
Chief Financial Officer
Genterra Inc.